UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-31343 (Associated Banc-Corp)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSOCIATED BANC-CORP

433 Main Street

Green Bay, Wisconsin 54301

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Financial Statements and Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Page(s)

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits, December 31, 2013 and 2012	2

Statements of Changes in Net Assets Available for Plan Benefits, Years Ended December 31, 2013 and 2012	3

Notes to Financial Statements	4-16

Schedule H, line 4i – Schedule of Assets (Held at End of Year), December 31, 2013	17-19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Associated Banc-Corp 401(k) &

Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Schenck SC

Certified Public Accountants

Green Bay, Wisconsin

June 25, 2014

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments:
At fair value (Notes 3 and 6)
Common/collective trust funds	$150,414,120	$148,662,211
Associated Banc-Corp common stock fund	46,588,086	39,265,914
Mutual funds	240,933,507	185,945,773
Cash surrender value of life insurance	77,436	75,658

Total investments	438,013,149	373,949,556
Receivables:
Accrued interest, dividends and capital gains distributions receivable	—	50,292
Due from broker for securities sold	130,276	147,730
Notes receivable from participants	4,016,100	2,117,274
Employer contribution receivable	10,240,601	10,254,412

Total receivables	14,386,977	12,569,708
Cash	453,641	—

Total assets	452,853,767	386,519,264

Liabilities:
Administrative expenses payable	170,582	187,606
Due to broker for securities purchased	298,982	180,098

Total liabilities	469,564	367,704

Net assets available for plan benefits	$452,384,203	$386,151,560

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation of investments	$76,943,839	$40,545,525
Interest and dividends	3,338,792	2,876,465

Total investment income	80,282,631	43,421,990
Interest income on notes receivable from participants	156,917	85,777
Contributions:
Participant	20,117,177	19,887,075
Employer	10,242,425	10,260,594
Rollover	3,799,650	3,157,849

Total contributions	34,159,252	33,305,518

Total additions	114,598,800	76,813,285
Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	47,570,346	38,934,840
Insurance premiums	10,606	11,977
Administrative expenses	785,205	810,335

Total deductions	48,366,157	39,757,152

Net increase in net assets available for plan benefits	66,232,643	37,056,133
Net assets available for plan benefits:
Beginning of year	386,151,560	349,095,427

End of year	$452,384,203	$386,151,560

See accompanying notes to financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

(1)	Description of the Plan

The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the “Plan”) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.

Background

Associated Banc-Corp (the “Corporation”) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (the Code) Section 401(k) as well as discretionary employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants

Employees of the Corporation and its subsidiaries that have adopted the Plan are eligible to participate in the employer contribution provisions of the Plan on January 1 of the year in which 1,000 hours of service are completed. Employees are eligible to participate in the employee 401(k) contribution portion of the Plan if they are reasonably expected to complete 1,000 hours of service annually. Otherwise, employees are eligible to participate in the Plan immediately after completing 1,000 hours of service in a Plan year.

In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% of their compensation and the limitations ($17,500 for 2013 and $17,000 for 2012) of Section 402(g) of the Code in increments of 1% to the Plan by means of regular payroll deductions. Participants may contribute pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of both. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($5,500 for both 2013 and 2012) of, Code section 414(v). Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.

The Plan provides for a discretionary Corporation matching contribution. For 2013 and 2012 the discretionary match was equal to 100% of the first three percent deferred plus 50% of the next three percent deferred for plan participants who met the service requirements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Vesting

Participants are 100% vested at all times in both employee and Corporation matching contributions under the 401(k) portion of the Plan. During 2006, the Plan provided for discretionary Corporation contributions under the profit sharing provisions of the Plan. The Plan was amended to discontinue the discretionary profit sharing contribution in 2007; however, participants in the plan with profit sharing balances will continue to vest according to the vesting schedule that follows.

Years of Service	Vested Percentage
Less than two	0%
Two but less than three	20%
Three but less than four	50%
Four but less than five	75%
Five or more	100%

Forfeitures

Upon termination, the non-vested portion of discretionary profit sharing contributions of the Corporation and the earnings thereon become subject to forfeiture. At December 31, 2013 and 2012 forfeited non-vested accounts totaled $17,409 and $33,736, respectively. All forfeitures are used to reduce employer contributions in the next calendar year. During 2013, employer contributions were reduced by $33,736 from forfeited non-vested accounts compared to reductions of $70,134 in 2012.

Investment of Plan Assets

At December 31, 2013, participants can direct their accounts to be invested in the Associated Banc-Corp common stock fund, seven collective trust funds and thirteen mutual funds offered by the Plan as investment options. Plan assets are held in trust with Associated Trust Company, N.A., a subsidiary of Associated Bank, N.A., which is a subsidiary of the Corporation.

The following is a brief description of each fund:

Associated Banc-Corp Common Stock Fund – The fund is designed to share in the performance of Associated Banc-Corp. The share price and return will vary according to factors affecting the Associated Banc-Corp common stock.

Associated Trust Company, N.A. Equity Income Fund – The fund is designed to pursue growth of capital while providing above average dividend yield. The fund invests in common stocks believed to be undervalued.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Associated Trust Company, N.A. Balanced Lifestage Fund – The fund is designed to put equal emphasis on the pursuit of capital growth through investments in stocks, along with the stability and income generation provided by fixed income securities. Approximately one-half of the portfolio will consist of investment grade bonds with the remaining half consisting of a diversified mix of stocks, with an emphasis on large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Growth Balanced Lifestage Fund – The fund is designed to seek both long-term growth of capital and a modest amount of income and stability through a mixture of stocks and bonds. The equity portion of the portfolio will consist of a diversified mix of stocks with an emphasis on large company stocks, but will also include mid-cap, small-cap, and foreign stocks. The remainder of the portfolio will consist of short to intermediate-term, investment grade bonds.

Associated Trust Company, N.A. Growth Lifestage Fund – The fund is designed to achieve growth of capital through investment in a broadly diversified portfolio of common stocks. The objective is long-term growth and current income is incidental to the primary focus. The portfolio will consist of a diversified mix of stocks with an emphasis on large company stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Intermediate Term Bond Fund – The fund is designed to earn a competitive total return through diversified investment in U.S. Treasury Notes, U.S. government agencies, investment grade corporate bonds, and mortgage backed securities.

Associated Trust Company, N.A. Conservative Balanced Lifestage Fund – The fund is designed to emphasize stability of principal and income through investments in fixed income securities with a smaller emphasis on capital growth through investment in stocks. The portfolio will primarily consist of investment grade bonds with the equity portion consisting primarily of large capitalization stocks, but will also include mid-cap, small-cap, and foreign stocks.

Associated Trust Company, N.A. Short Term Bond Fund – The fund is designed to earn a competitive total return through diversified investments in U.S. Treasury Notes, U.S. government agencies, investment grade corporate bonds, and mortgage backed securities.

Associated Money Market Fund – This investment alternative is designed to provide safety of principal. This fund will be invested in short-term Treasury Bills and repurchase agreements.

Dodge & Cox Stock Fund – The fund is designed to pursue long-term growth of principal and income. The Fund intends to remain fully invested in equities with at least 80% of assets in common stocks, including depositary receipts evidencing ownership of common stocks.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

EuroPacific Growth Fund – The fund is designed to pursue long-term growth of capital. The fund invests in at least 80% of assets in equity securities of issuers from Europe and the Pacific Basin.

Goldman Sachs Growth Opportunities Institutional Fund – The fund is designed to achieve long-term growth of capital. The fund invests in at least 90% of assets in equity securities with a primary focus on mid-cap companies.

Growth Fund of America – The fund is designed to achieve growth of capital. The fund invests primarily in common stocks and seeks to invest in companies that appear to offer superior opportunities for growth of capital. It may invest a portion of its assets in securities of issuers domiciled outside the United States.

Perkins Small Cap Value Fund – The fund is designed to achieve capital appreciation. The fund invests at least 80% of assets in equity securities of small companies whose market capitalization, at the time of initial purchase, is less than the 12-month average of the maximum market capitalization for companies included in the Russell 2000® index.

Perkins Mid Cap Value Fund – The fund is designed to achieve capital appreciation. The fund invests at least 80% of assets in equity securities of companies whose market capitalization, at the time of purchase, is within the 12-month average of the capitalization range of the Russell Midcap® Value Index.

Vanguard Institutional Index Fund – The fund is designed to replicate the aggregate price and yield performance of the S&P 500 Index. The fund invests all, or substantially all, of its assets in the stocks that make up the S&P 500 in approximately the same proportion as they are represented in the Index.

American New World Fund – The fund is designed to achieve long term capital appreciation. The fund invests primarily in common stocks of companies with significant exposure to countries with developing economies and/or markets.

Templeton Institutional Foreign Equity Fund – The fund is designed to achieve long term capital growth. The fund normally invests at least 80% of net assets in foreign (non-U.S.) equity securities. It also invests in depository receipts and emerging market countries.

Wasatch Small Cap Growth Fund – The fund is designed to achieve long term capital growth, with income as a secondary consideration. The fund invests primarily in small growth companies. It invests at least 80% of net assets in equity securities of small companies with market capitalization of less than $2.5 billion. The fund may invest up to 20% of assets in securities issued by foreign companies in developing or emerging markets.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Templeton Global Bond Advisor Fund – The fund is designed to achieve current income with capital appreciation and growth of income. The fund normally invests at least 80% of net assets in bonds issued by governments and government agencies located around the world. It also may invest up to 25% of total assets in bonds that are rated below investment grade.

Vanguard Balanced Index Signal Fund – The fund is designed to achieve income and long-term growth of income and capital. With 60% of its assets, the fund tracks the CRSP US Total Market Index. With 40% of its assets, the fund tracks the Barclays U.S. Aggregate Float Adjusted Index.

Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Participants can change the allocation of the Plan accounts on a daily basis.

Notes Receivable From Participants

Effective October 1, 2012, a participant may request a loan for any reason. Prior to that date, loans were limited to certain defined requirements. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. Participant loans will not be granted for less than $1,000.

A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate plus 2% offered by Associated Bank, N.A. Interest rates range from 3.25% to 9.00%. The loan will provide bi-weekly payments under a level amortization schedule of not greater than 5 years or 15 years if a loan is used to acquire a principal residence. The plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the Plan document.

Participant Accounts

The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the VRU (Voice Response Unit) or Internet access.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Distributions

Distributions are made in the form of lump-sum payments, payments over a period in monthly, quarterly, semi-annual or annual installments and other payment forms allowed by the Plan document. Distributions must begin no later than 60 days after the close of the plan year in which the later of the participant’s attainment of age 65 or the termination date occurs, unless the participant elects to delay commencement of the distribution until April 1 following the attainment of age 70 1/2. Participants may withdraw amounts for any reason upon reaching age 59 1/2. Earnings are credited to a participant’s account through the date of distribution.

Distributions are made in cash or, if a participant has investments in Corporation common shares, the participant may elect to receive the distribution of that particular investment in the form of Corporation common shares plus cash for any fractional share.

Termination of Plan

While the Corporation has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA. In the event of termination, participants become fully vested to the extent of the balance in their account, including investment income through the termination date.

(2)	Summary of Significant Accounting Policies

The following is a summary of significant accounting policies consistently followed by the Plan in the preparation of the financial statements:

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates and assumptions.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Reclassifications

Certain amounts in the 2012 financial statements have been reclassified to conform to the 2013 presentation with no impact on previously reported net assets or changes in net assets.

Risks and Uncertainties

The Plan, at the direction of the participant, invests in various investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.

Investments and Income Recognition

Investment securities are recorded at fair value. Fair value of common stock fund and mutual funds is based on quoted market prices. The investments in units of the common/collective trust funds are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Footnote (6) for discussion of fair value measurements.

Cash surrender values are provided by the underlying insurance providers at year end and also upon individual policy surrender. As such, these holdings are valued at the year-end cash surrender values, which approximates fair value. Upon death of the participant, death benefits are paid directly to the beneficiary from the insurance provider and not by the Plan. Any cash surrender value upon termination of a life insurance policy is paid directly to the terminated participant or to the Plan for active participants.

Plan assets are held by the trustee. Net appreciation of investments includes realized gains and losses on investments purchased and sold and changes in appreciation (depreciation) for the period. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of moving average basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Notes Receivable from Participants

Notes Receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Operating Expenses

Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the plan are paid by the Corporation.

(3)	Investments

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31 are presented in the following table:

	2013	2012
Associated Trust Company, N.A. Growth Lifestage Fund	$48,827,476	$39,543,566
Associated Banc-Corp Common Stock Fund	46,588,086	39,265,914
Associated Trust Company, N.A. Balanced Lifestage Fund	45,584,930	40,835,769
Associated Money Market Fund	38,245,858	38,788,976
Dodge & Cox Stock Fund	33,594,793	23,781,617
Growth Fund of America	26,980,274	*
Vanguard Institutional Index Fund	24,216,484	*
Goldman Sachs Growth Opportunities Institutional Fund	23,556,676	*
Associated Trust Company, N.A. Intermediate Term Bond Fund	*	27,656,466

*	Investment represented less than 5% of the Plan assets as of the dates indicated.

The Plan’s investments, including gains and losses on investments purchased and sold, as well as held during the year, appreciated in value as presented in the following table:

	2013	2012
Associated Banc-Corp Common Stock Fund	$12,139,154	$6,177,030
Common/Collective Trust Funds	22,937,801	14,887,244
Mutual Funds	41,866,884	19,481,251

Total	$76,943,839	$40,545,525

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

(4)	Transactions with Related Parties

The Associated Banc-Corp Common Stock Fund at December 31, 2013 and 2012 included 2,641,063 shares and 2,984,659 shares, respectively, of common stock of the Corporation with fair values of $45,954,503 and $39,157,637, respectively. Dividend income from Corporation stock totaled $915,351 and $720,196 in 2013 and 2012, respectively. Also included in the Associated Banc-Corp common stock fund at December 31, 2013 and 2012 were units of Goldman Sachs Financial Square Prime Obligations Fund with fair values of $633,583 and $108,277, respectively. The Goldman Sachs Financial Square Prime Obligations Fund is an unrelated party.

Associated Trust Company, N.A. performs asset management and participant recordkeeping for the Plan. Fees incurred by the Plan for these expenses totaled $785,205 in 2013 and $810,335 in 2012. Additionally, Associated Trust Company, N.A. performs loan recordkeeping services for the Plan. Fees for these services are paid directly by participants and totaled $71,795 in 2013 and $36,625 in 2012. Loan recordkeeping fees are included in the Plan administrative expenses.

The Plan invests in various Associated Trust Company, N.A. common/collective trust funds and a Money Market Fund. As of December 31, 2013 and 2012, $150,414,120 and $148,662,211, respectively, were invested in Associated Trust Company, N.A. common/collective trust funds. As of December 31, 2013 and 2012, $38,245,858 and $38,788,976, respectively, were invested in an Associated Money Market Fund (classified under mutual funds on the balance sheet).

(5)	Income Taxes

The Plan Administrator has received a favorable tax determination letter, dated February 3, 2006, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and the related trust is, therefore, exempt from tax under Section 501(a). Therefore, a provision for income taxes has not been included in the Plan’s financial statements. The Plan has been amended since receiving the determination letter. However, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

On January 24, 2014, the Plan also requested an updated determination letter from the IRS on Form 5300, Application for Determination for Employee Benefit Plan. As of the date of this report, the updated determination letter is pending.

Participants in the Plan are not subject to federal income taxes until they receive a distribution from the Plan.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

(6)	Fair Value Measurements

Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Significant transfers between the three fair value levels and the reasons for such transfers must be separately disclosed. Below is a brief description of each fair value level.

Level 1 inputs – utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

Level 2 inputs – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs – unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.

Various inputs are used in determining the fair value of the Plan’s investments as of the reporting period end. The designated input levels are not necessarily an indication of the risk of liquidity associated with this investment.

The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2013 and 2012 and there have been no transfers between fair value levels.

Common/Collective trust funds: Valued at the NAV of units of a bank common/collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

The following table summarizes the Plan’s investments at December 31, 2013 and 2012, based on the inputs used to value them:

Investments at December 31, 2013:	Fair Value	Level 1	Level 2	Level 3
*Common/collective trust funds:
Balanced funds	$68,808,585		$68,808,585
Fixed income funds	26,332,141		26,332,141
Growth funds	48,827,476		48,827,476
Income funds	6,445,918		6,445,918

Total Common/collective funds	150,414,120		150,414,120

Associated Banc-Corp Common Stock Fund	46,588,086	46,588,086
Mutual funds:
Balanced funds	42,649,377	42,649,377
Fixed income funds	43,670,371	43,670,371
Growth funds	130,397,275	130,397,275
Index funds	24,216,484	24,216,484

Total Mutual funds	240,933,507	240,933,507

Cash surrender value of life insurance	77,436			77,436

Total	$438,013,149	$287,521,593	$150,414,120	$77,436

Investments at December 31, 2012:	Fair Value	Level 1	Level 2	Level 3
*Common/collective trust funds:
Balanced funds	$61,296,459		$61,296,459
Fixed income funds	35,293,486		35,293,486
Growth funds	46,981,652		46,981,652
Income funds	5,090,614		5,090,614

Total Common/collective funds	148,662,211		148,662,211

Associated Banc-Corp Common Stock Fund	39,265,914	$39,265,914
Mutual funds:
Balanced funds	26,790,316	26,790,316
Fixed income funds	43,197,255	43,197,255
Growth funds	99,066,221	99,066,221
Index funds	16,891,981	16,891,981

Total Mutual funds	185,945,773	185,945,773

Cash surrender value of life insurance	75,658			$75,658

Total	$373,949,556	$225,211,687	$148,662,211	$75,658

*	The funds’ NAVs per share are used as a practical expedient to measure fair value on a recurring basis.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

The fair values of the common / collective trust funds have been estimated using the NAV of the investment. At December 31, 2013 and 2012, this fair value was $150,414,120 and $148,662,211, respectively. For the funds reported using the NAV, there are no restrictions on redemptions, nor are there any required commitments to invest in the funds. Investment decisions are fully directed by the participant.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the years ended December 31, 2013 and 2012, respectively:

	2013 Cash surrender value of life insurance	2012 Cash surrender value of life insurance
Beginning Balance	$75,658	$71,015
Realized gains (losses)	(16)	—
Unrealized gains	7,106	6,080
Purchases, sales, issuances and settlements, net	(5,312)	(1,437)

Ending Balance	$77,436	$75,658

The amount of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.	$1,778	$4,643

(7)	Subsequent Events

The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2013 through June 25, 2014, the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements.

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

	Description of investment,
	including maturity date,
Identity of issue, borrower,	rate of interest, collateral,	Current
lessor, or similar party	par, or maturity value	Value
* Associated Trust Company, N.A. Equity Income Fund	51,295 units	$6,445,918
* Associated Trust Company, N.A. Balanced Lifestage Fund	2,014,047 units	45,584,930
* Associated Trust Company, N.A. Growth Balanced Lifestage Fund	745,510 units	18,033,474
* Associated Trust Company, N.A. Growth Lifestage Fund	1,842,942 units	48,827,476
* Associated Trust Company, N.A. Intermediate Term Bond Fund	467,839 units	19,122,666
* Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	268,833 units	5,190,181
* Associated Trust Company, N.A. Short Term Bond Fund	327,301 units	7,209,475

Total common/collective trust funds		$150,414,120

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

* Associated Banc-Corp Common Stock Fund	1,518,041 units	$46,588,086

* Associated Money Market Fund	25,938,787 units	38,245,858
Dodge & Cox Stock Fund	198,939 units	33,594,793
EuroPacific Growth Fund	359,823 units	17,642,107
Goldman Sachs Growth Opportunities Institutional Fund	773,618 units	23,556,676
Growth Fund of America	627,302 units	26,980,274
Perkins Small Cap Value Fund	722,865 units	18,613,781
Perkins Mid Cap Value Fund	516,586 units	12,067,455
Vanguard Institutional Index Fund	143,056 units	24,216,484
American New World Fund	95,543 units	5,614,080
Templeton Institutional Foreign Equity Fund	379,136 units	8,613,966
Wasatch Small Cap Growth Fund	329,883 units	17,308,937
Templeton Global Bond Advisor	414,401 units	5,424,513
Vanguard Balance Index Signal Fund	332,522 units	9,054,583

Total Mutual funds		$240,933,507

ASSOCIATED BANC-CORP

401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Cash Surrender Value of Life Insurance:
Penn Mutual Life Insurance Co.	$143,744 face value	19,407
The Guardian Insurance and Annuity Co.	$1,200,000 face value	46,355
General American Life Ins. Co.	$25,000 face value	11,674

Total cash surrender value of life insurance		77,436

Total Investments per Statement of Net Assets		438,013,149

*Loans to participants (416 participant loans with interest rates ranging from 3.25% to 9.00% and maturity dates ranging from January 17, 2014 to November 28, 2028)		4,016,100

Total Investments per 5500		$442,029,249

*	Denotes a party-in-interest

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK
OWNERSHIP PLAN

Date June 25, 2014	/s/ Judith M. Docter
Judith M. Docter, Executive Vice President and Chief Human
Resources Officer

Date June 25, 2014	/s/ Tammy C. Stadler
Tammy C. Stadler, Executive Vice President and Corporate Controller